Filed by Chittenden Corporation Pursuant to Rule 425

under the Securities Act of 1933

Subject Company: Community Bank & Trust Company

FDIC Certificate Number 33011

This filing relates to the proposed acquisition of Community Bank & Trust Company by Chittenden Corporation, as announced by the parties on June 4, 2007. The following is an investor package, dated June 4, 2007, regarding the acquisition and certain related matters.

CHITTENDEN CORPORATION

COMMUNITY BANK & TRUST COMPANY

Chittenden

THE BANK OF WESTERN MASSACHUSETTS

Merrill Bank

FLAGSHIP BANK

MAINE BANK & TRUST
· a maine bank for maine people ·

Ocean national

Acquisition of June 4, 2007

Commonality of cultures and business philosophy
No unusual products or operations that are unfamiliar to Chittenden
Chittenden has demonstrated success in executing and integrating similar transactions
Ocean National Bank has experience with previous acquisition integration
•Low-risk Transaction
Community Bank & Trust will be merged into Ocean National Bank
Community Bank & Trust Company market demographics favorably augment existing markets of Ocean National Bank, especially in the attractive southern
N.H. border towns of Plaistow, Derry and Nashua
Ocean National Bank provides Community Bank & Trust Company with a platform to offer a broader array of financial products and services to their customers
•Improves Franchise
Demographics
Consistent with our long-term strategic plan
Logical expansion of Chittenden’s existing New Hampshire presence
Strengthens Chittenden as the 4th
largest New Hampshire bank ranked by
deposits
•Franchise Enhancing
Transaction Rationale

White
Sharon
Lyme Center
Plymouth
Moultonborough Falls
Center Ossipee
Porter
Cornish
Norwich
Parsonsfield
Limington
Standish
East Holderness
Hanover
Tuftonboro
Limerick
Gorham
Hartford
Lebanon
Canaan
Ashland
Meredith
Ossipee
East Wakefield
Newfield
Buxton
Woodstock
South Woodstock
New Hampton
Hollis Center
Wolfeboro
Bristol
Plainfield
Hartland
Cornish Center
Laconia
Gilford
Wakefield
Acton
Waterboro
Windsor
Grantham
Sanbornton
Middleton Corners
MAINE
Springvale
Biddeford
Brownsville
Cornish City
Andover
Tilton
Belmont
Alton
Sanford
South Sanford
VERMONT
Franklin
New Durham
Sunapee
Claremont
Webster Place
Gilmanton Ironworks
Farmington
Lebanon
Kennebunk
Cavendish
Newport
Sutton
North Berwick
North Springfield
Unity
Newbury
Rochester
Springfield
Warner
Berwick
South Berwick
Wells Beach
Chester
Charlestown
Bradford
Rollinsford Station
NEW HAMPSHIRE
Concord
Dover
Cape Neddick
Contoocook
Barrington
Grafton
Henniker
Eliot
York Beach
Alstead
Saxtons River
Bellows Falls
Hillsboro
Bow Bog
Durham
Walpole
North Weare
Suncook
Newmarket
South Eliot
Hooksett
Portsmouth
Westminster West
Antrim
Goffstown
South Hooksett
Epping
Putney
Pinardville
Exeter
Bennington
Byp
Hancock
Manchester
Kingston
Keene
Dummerston Center
Marlborough
Bedford
Hampton
Seabrook Beach
West Swanzey
Peterborough
Merrimack
Derry
Atlantic
Brattleboro
Newton
Merrimac
Ocean
Guilford
Troy
Amherst
Plaistow
Salisbury Beach
Litchfield
Hinsdale
Jaffrey
Salem
Fitzwilliam
Haverhill
Newbury
Nashua
Winchester
Rindge
Hollis
Vernon
Northfield
Methuen
Georgetown
Pelham
Royalston
Winchendon
Lawrence
Ipswich
Bernardston
Tyngsboro
Rockport
Andover
Boxford
Hamilton
Orange
Baldwinville
MASSACHUSETTS
Lowell
Gloucester
Gardner
Fitchburg
Westford
Chelmsford
Manchester
10
91
4
89
3
202
11
93
5
9
12
28
102
101
111
16
1
95
140
2A
114
2
© 2001 Microsoft Corp. All rights reserved.

2 CHZ (NH) / CBNH

Chittenden Corporation
Pro Forma Assets by State
3/31/2002 3/31/2007 3/31/2007
As Reported As Reported Pro Forma
Vermont 54% 46% 41%
Massachusetts 25% 23% 20%
New Hampshire* 9% 20% 23%
Maine* 12% 11% 16%
Total Assets 100% 100% 100%
*Includes Merrill Merchants Bancshares, Inc. and Community Bank & Trust Company assets as of 3/31/07
3/31/2002
3/31/07 as reported
3/31/07 Pro Forma
VT MA NH ME

Purchase Price: $33.37 per share
Transaction Value: $124.1 million
Transaction Structure: 75%/25% stock/cash mix
Exchange Ratio: Fixed at 1.1293 Chittenden shares for each
Community Bank & Trust Company share
Estimated Cost Savings: 25% of Community Bank & Trust expenses
Due Diligence: Completed
Collars / Walk-Away: None
Required Approvals: Community Bank & Trust Company shareholders
Customary regulatory approvals
Expected Closing: 4
th
quarter of 2007
Summary of Significant Terms

Balance Sheet Highlights
March 31, 2007
($ in millions,except per share amounts)
Community Bank
Assets $7,098 $426 $7,575
Investments 1,254 7 1,225
Loans 5,139 398 5,537
Deposits 5,879 344 6,223
Equity 731 47 827
Goodwill 289 0 368
CDI
(*)
19 0 27
Leverage Ratio 8.40% 10.40% 8.07%
Total Capital Ratio 14.52% 13.03% 13.24%
Book Value per share 15.56 12.33 16.41
(*)
Based on core deposit intangible of 3.00%.
(1)
Chittenden Corporation includes a proforma for Merrill Merchants Bancshares, Inc. as of 3/31/07.
(2)
The proforma combined entity includes purchase accounting adjustments of $79 million of additional goodwill, $8 million of additional core deposit intangibles (CDI), a reduction of $36 million of investments and $49 million of additional equity.
Pro Forma
      Combined
(2)
Chittenden
Corporation
(1)
& Trust Company

Balanced Loan Portfolio
March 31, 2007
(in millions)
% of % of % of
Total Total Total
Commercial $1,568 31% $20 5% $1,588 29%
Commercial RE 2,092 41% 196 49% 2,288 41%
Residential RE 827 16% 149 37% 976 18%
Consumer 629 12% 33 8% 662 12%
Total Loans $5,116 100% $398 100% $5,514 100%
Pro forma
Combined
Chittenden
Corporation *
Community Bank
& Trust Company
Diversified Sources of Funding
March 31, 2007
(in millions)
% of % of % of
Total Total Total
Demand & NOW $960 15% $33 9% $993 15%
Savings & MM 3,142 50% 176 46% 3,318 50%
CDs under $100,000 944 15% 82 22% 1,026 15%
CDs over $100,000 833 13% 54 14% 887 13%
Borrowings 413 7% 34 9% 447 7%
Total Funding $6,292 100% $379 100% $6,671 100%
Pro Forma
Combined
Chittenden
Corporation *
Community Bank
& Trust Company
*Includes Merrill Merchants Bancshares, Inc. as of 03/31/07

This presentation contains statements that may be considered forward-looking statements within the meaning of Section 27A of the
Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements are intended to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995,
and this statement is included for purposes of complying with these safe harbor provisions. These forward-looking statements are based on current plans and expectations, which are subject to a number of risk factors and uncertainties that could cause future results to differ materially from historical performance or future expectations. These differences may be the result of various factors, including, among others:  (1) failure of the parties to satisfy the closing conditions in the merger agreement in a timely manner or at all; (2) failure of the shareholders of Community Bank & Trust Company to approve the merger agreement; (3) failure to obtain governmental approvals of the merger, or imposition of adverse regulatory conditions in connection with such approvals; (4)
disruptions to the parties’ businesses as a result of the announcement and pendency of the merger; (5) costs or difficulties related to the integration of the businesses following the merger; (6) changes in general, national or regional economic conditions; (7) changes in loan default and charge-off rates; (8) reductions in deposit levels necessitating increased borrowings to fund loans and investments;
(9) changes in interest rates; (10) changes in levels of income and expense in noninterest income and expense related activities; and
(11) competition.
For further information on these risk factors and uncertainties, please see Chittenden's filings with the Securities and Exchange
Commission, including Chittenden's Annual Report on Form 10-K for the year ended December 31, 2006. Chittenden undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or other changes.
Additional Information about the Merger and Where to Find It
In connection with the proposed acquisition of Community, Chittenden and Community intend to file relevant materials with the
Securities and Exchange Commission, including a registration statement on Form S-4 that will contain a proxy statement/prospectus.
INVESTORS ARE URGED TO READ THESE MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT
INFORMATION ABOUT CHITTENDEN, COMMUNITY AND THE MERGER.  The proxy statement/prospectus and other relevant materials
(when they become available), and any other documents filed by Chittenden or Community with the SEC, may be obtained free of charge at the SEC’s website at www.sec.com.  In addition, investors may obtain free copies of the documents filed with the SEC by
Chittenden by directing a written request to Chittenden Corporation, 2 Burlington Square, Burlington, Vermont 05402-0820, Attention:
General Counsel. Free copies of the documents filed with the FDIC by Community may be obtained by directing a written request to
Community Bank & Trust Company, Inc., P.O. Box 59 Wolfeboro, New Hampshire 03894, Attention: Gregg Roark.
Chittenden, Community and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the shareholders of Community in connection with the merger. Information about the directors and executive officers of
Chittenden and Community and information about any other persons who may be deemed participants in this transaction will be included in the proxy statement/prospectus. You can find information about Chittenden’s directors and executive officers in the proxy statement for Chittenden’s annual meeting of stockholders filed with the SEC on March 9, 2007.  You can find information about
Community’s directors and executive officers in the Proxy Statement for Community’s Annual Meeting for Shareholders dated April 27,
2007. You can obtain free copies of these documents from the SEC, Chittenden or Community using the contact information above.
This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities.